W. THOMAS CONNER
DIRECT LINE: 202.383.0590
Internet: thomas.conner@sutherland.com

March 29, 2010

Via EDGAR Transmission

Mr. Tom Kluck
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Teucrium Commodity Trust; File No. 333-162033

Dear Mr. Kluck:

This letter responds to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission by your letters dated February 23, 2010 and March 5, 2010 with respect to Pre-Effective Amendment No. 2 (“Amendment No. 2”) to above-referenced Registration Statement.  This letter accompanies Pre-Effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  Amendment No. 3 is intended to include disclosure responsive to the Staff’s comments.  In addition, this letter responds to the Staff’s request, which you communicated to us orally on March 19, 2010, for an analysis confirming that investment by the Teucrium Corn Fund (the “Fund”) in over-the-counter (“OTC”) Corn Interests would not cause the Fund to be an investment company subject to registration under the Investment Company Act of 1940, as amended (the “1940 Act”).

For ease of reference, each of the Staff’s comments is repeated below, followed by the Registrant’s corresponding response.  Capitalized terms have the same meaning as in Amendment No. 3.

Comments in the February 23, 2010 Letter

1.            Comment:

We have considered your responses to previous comments 2, 5 and 8; however, in light of your disclosure that you may invest up to 15% of the Fund’s assets in investments that you have classified as “Other Corn Interests,” we continue to believe that an expanded discussion of such instruments is warranted.  Please describe in greater detail the derivative contracts or over-the-counter transactions that the fund may pursue, including a discussion of the material terms of such arrangements under the Over-the-Counter Derivatives subheading on page 51.

Mr. Tom Kluck
March 29, 2010

Response:

We have added disclosure under the Over-the-Counter Derivatives subheading providing additional detail regarding non-cleared swap agreements and forward contracts, the types of OTC derivative contracts that the Fund might typically enter into.  Because by their nature OTC derivatives are not fully standardized, it is not possible to set forth in the prospectus all of the material terms of the contracts that the Fund may enter into.  Nonetheless, certain additional disclosure has been added to the prior disclosure under the Over-the-Counter Derivatives subheading to clearly set forth in one place in the prospectus the material characteristics that will generally be shared by all OTC derivative contracts entered into by the Fund.  Specifically, the prospectus included in Amendment No. 3 states that such OTC derivative contracts will:  (1) be based on the Master Agreement published by the International Swaps and Derivatives Association, Inc.; (2) provide for the netting of the Fund’s overall exposure to its counterparty; and (3) provide for daily payments based on the marked to market value of the contract.  Furthermore, investment in a derivative contract must be consistent with the Fund achieving its investment objective of closely tracking the Benchmark.  We believe that these elements of the OTC derivative contracts that the Fund may enter into and the other disclosure under the subheading constitute all of the facts regarding such contracts that will be material to a typical Fund investor.

2.            Comment:

We note your revised disclosure that the Sponsor will be responsible for evaluating the creditworthiness of over-the-market transaction counterparties.  Please disclose whether the Sponsor has any previous experience in evaluating the creditworthiness of similar counterparties.  If the Sponsor lacks such experience, please add on appropriate risk factor in the risk factor section that discusses the risk.

Response:

Principals of the Sponsor have extensive experience in evaluating the creditworthiness of counterparties in over-the-counter derivative transactions and in commercial transactions generally, and  disclosure outlining that experience has been added under the Over-the-Counter Derivatives subheading.  In light of this experience, no new risk factor has been added and the existing risk factor on credit risk in OTC derivative transactions has not been revised.

Comment in the March 5, 2010 Letter

3.            Comment:

We note that you included the financial statements for Teucrium Commodity Trust, the Registrant, in accordance with Rule 3-01 of Regulation S-X.  We also note that you are registering common units of Teucrium Corn Fund, as series of the Registrant, and that the Fund is not a separate legal entity.  In light of the structure of your commodity pool, you should also present financial statements and an audit opinion on a series basis.  Please revise to include separate audited financial statements of the Teucrium Corn Fund or tell us how you have complied.  Also, confirm that you will present financial statements and audit opinions on a series basis in future Securities Act and Exchange Act filings, in addition to the financial statements of the Registrant.  Please refer to Question 104.01 of the Compliance and Disclosure Interpretations on the Securities Act Sections which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Mr. Tom Kluck
March 29, 2010

Response:

In response to the Staff’s comment, separately-labeled audited financial statements (for the period ended December 31, 2009) for the Trust and the Fund have been included in Amendment No. 3.  Furthermore, Registrant confirms that financial statements and audit opinions will be presented on a series basis in future filings under the Securities Act of 1933 and the Securities Exchange Act of 1934.

Because the Fund is currently the only series of the Trust and the Trust does not normally hold assets or incur liabilities that are not attributable to a specific series of the Trust or allocated among the series, the audited financial statements for the Trust and the Fund are currently identical.  As to future filings when Shares of more than one series of the Trust are outstanding, however, we respectfully assert that including financial statements on a consolidated, Trust-wide basis would provide little or no useful information to Trust investors.  Such investors will hold Shares of one or more particular series, not in the Trust as a whole, and will therefore have no interest in the financial statements of the Trust as a whole.  Also, as noted above, there normally will not be any Trust assets or liabilities that are not attributed to or allocated among the series, so Trust-wide financial statements would not provide information that would not be provided through the financial statements of the various series.  In any event, we will seek Staff guidance on this issue in the connection with future filings relating to additional series of the Trust.

Comment from the March 19, 2010 Telephone Conversation

4.            Comment:

Provide an analysis confirming that investment by the Fund in OTC Corn Interests would not cause the Fund to be an investment company subject to registration and regulation under the 1940 Act.

Response:

While the 1940 Act definition of investment company is complex, for the purpose of analyzing the Fund’s status under the 1940 Act, the relevant question is whether OTC Corn Interests in which the Fund may invest are securities under the 1940 Act.1  If they are not, we do not believe that there is any substantial basis upon which to assert that the Fund is an investment company.

In this regard, we are not aware of any formal or informal SEC or Staff position or any judicial decision holding that OTC derivative contracts on physical commodities such as corn are securities.2  In fact, representatives of the staff of the Division of Investment Management have informed us in past conversations that such Division would not raise 1940 Act issues with respect to commodity pools investing in OTC derivative contracts on physical commodities.
_____________________________________
1 The definition of security in Section 2(a)(35) of the 1940 Act is substantially similar to the definitions of the term in Section 2(a)(1) of the Securities Act of 1933 (the 1933 Act”) and Section 3(a)(10) of the Securities Exchange Act of 1934 (the “1934 Act”).

2 In fact, at least one court has held that even certain OTC derivatives on financial indices or instruments are not securities for purposes of the 1933 Act.  See, e.g., Procter & Gamble Co. v. Bankers Trust Co., 925 F. Supp. 1270 (S.D. Ohio 1996) (certain interest rate swaps are not securities).  Subsequent to this case, the 1933 Act and 1934 Act were amended (by adding Section 2A and Section 3A, respectively) to clarify that swap agreements, whether or not security-based, are generally not securities under such Acts.

Mr. Tom Kluck
March 29, 2010

In connection with analyzing the status of OTC derivatives on physical commodities as securities, it is also instructive to look to whether exchange-traded derivatives on physical commodities are securities.  Futures contracts relating to physical commodities are within the exclusive jurisdiction of the Commodity Futures Trading Commission under Section 2 of the Commodity Exchange Act.  While options on securities and on securities indices are explicitly included in the definition of security in Section 2(a)(35) of the 1940 Act (and the SEC’s authority over such options is specifically reserved in Section 2 of the Commodity Exchange Act), options on commodities are not included in such definition.  If neither futures contracts nor options on physical commodities such as corn are securities, it is difficult to find any reason why similar OTC instruments might be.  In fact, because they are privately-negotiated, two party contracts, OTC derivatives appear to be less like securities than their exchange-traded counterparts based on the “common enterprise” element of the basic Howey investment contract test.3

Most of the law regarding the definition of security has developed under the 1933 Act and 1934 Act and we recognize that the definition of security in the 1940 Act has in some instances been interpreted more broadly than the comparable definitions in the 1933 Act and 1934 Act.  However, we do not believe that there is any statutory or policy basis for doing so here so as to deem OTC derivatives on physical commodities to be securities under the 1940 Act.  As discussed above, OTC derivatives on physical commodities do not appear to be, and have not been considered to be, securities as the term is commonly understood.  Furthermore, we believe that application of the1940 Act to the Fund would serve little or no purpose, in that the Fund’s Sponsor is regulated as a commodity pool operator under the Commodity Exchange Act and the Fund’s shares will be registered under the 1933 Act.

*  *  *  *  *

We believe that Registrant has fully responded to all of the Staff’s comments on the Registration Statement, and Amendment No. 3 includes financial statements for the fiscal period ending December 31, 2009.  Therefore, we intend to submit a request for acceleration under Rule 461 under the 1933 Act in the near future.  The requested acknowledgements regarding the effect of the Staff declaring the Registration Statement effective will be provided therewith.  Please contact me at (202) 383-0590 or Eric Freed at (212) 389-5055 with any questions or comments you may have concerning this letter or Amendment No. 3.

Sincerely,

/s/ W. Thomas Conner
W. Thomas Conner

cc:	Sal Gilbertie
Dale Riker
Carl N. Miller III
Eric C. Freed

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3 SEC v. W.J. Howey Co., 328 U.S. 293, 299 (1946).